EXHIBIT 99.(d)(5) Fee Waiver Letter Agreement

Denver Investment Advisors LLC

ALPS Fund Services, Inc.

c/o Westcore Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

April 30, 2011

Jack Henderson

Chairman

Westcore Trust

1600 Broadway, Suite 1410

Denver, CO  80202

Re:       Westcore Trust (the “Trust”)

Dear Mr. Henderson:

By our execution of this letter agreement (this “Agreement”), the undersigned parties agree they will voluntarily waive a portion of the investment advisory and/or administration fees and/or reimburse additional Trust expenses for the period commencing April 30, 2011 through April 30, 2012 so that total annual operating expenses of the Retail Class of each portfolio of the Trust as reported in the Funds’ Financial Highlights do not exceed the amounts set forth in column 6 of Attachment A. The undersigned parties will also waive and/or reimburse each Institutional Class for an amount equal to the waivers and/or reimbursement performed for the Retail Class (calculated in basis points).

The parties acknowledge that they will not be entitled to collect on or make a claim for waived fees or reimbursed expenses at any time in the future.  The parties agree to continue such waivers for the applicable Funds at least through April 30, 2012.

This letter supersedes the separate fee waiver letter for the Westcore Blue Chip Fund dated November 16, 2010.

The names “Westcore Trust” and “Trustees of Westcore Trust” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Declaration of Trust dated November 19, 1987 as amended July 16, 1990 and as may be further amended from time to time which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and the principal office of the Trust.  The obligations of “Westcore Trust” entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, or representatives of the Trust personally, but bind only the Trust Property, and all persons dealing with any class of shares of the Trust must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Trust.

ALPS FUND SERVICES, INC.

DENVER INVESTMENT ADVISORS LLC

By: /s/ Jeremy O. May	By: /s/ Todger Anderson
Name: Jeremy O. May	Name: Todger Anderson
Title: President	Title: Chairman

Your signature below acknowledges
acceptance of this Agreement:

WESTCORE TRUST

By: /s/ Jack D. Henderson
Name: Jack D. Henderson
Title: Chairman

Attachment A

Westcore Trust

Fee Waivers and Expense Reimbursements for the Period Ended April 30, 2012 (Retail Class)

Fund

Denver Investment Advisors LLC and ALPS Fund Services agree to Waive Administration Fees and Denver Investment Advisors LLC agrees to waive Investment Advisory Fees and/or Reimburse Expenses so that Net Annual Fund Operating Expenses as set forth in the Financial Highlights will not exceed the following amounts until at least April 30, 2012 (as a % of average daily net assets):

Growth	1.15%
MIDCO Growth	1.15%
Select	1.15%
Blue Chip	1.15%
Mid-Cap Value	1.25%
Small-Cap Opportunity	1.30%
Small-Cap Value	1.30%
Micro-Cap Opportunity Fund	1.30%
International Frontier Fund	1.50%
Flexible Income	0.85%
Plus Bond	0.55%
Colorado Tax-Exempt	0.65%